E-Mail:	greg@indegliacarney.com
File No.:	10138.02

June 21, 2011

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	CWS Marketing & Finance Group, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 28, 2011 File No. 333-170828

Dear Mr. Kluck:

On behalf of our client, CWS Marketing & Finance Group, Inc., a Delaware corporation (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2010, as amended by Amendment No. 1 to Registration Statement filed on March 28, 2011 (the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated April 25, 2011 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1.
We note your revised disclosure in response to comment one in our letter dated December 23, 2010. Please expand your disclosure, both in the prospectus summary and under the Our Services subheading in the body of the prospectus, to discuss your eight new contractual arrangements in greater detail, including an explanation of whether the new agreements are for outsource finance services or on-line marketing and web implementation. Please also attach your agreements as exhibits to your next amendment as applicable. See Item 601(b)(10) of Regulation S-K.

Response:   The Company updated the disclosure under prospectus summary and in the body of the prospectus as requested.  The Company has attached a form of its consulting agreement as an exhibit to the Amendment.  The Company not, however, filed any of the executed agreements as exhibits to the Amendment as it does not deem any single agreement material as none of them constitutes a material amount of revenues.

1900 Main Street | Suite 300 | Irvine, CA 92614 Phone 949.861.3321 | Fax 949.861.3324 Email info@indegliacarney.com | www.indegliacarney.com

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
June 21, 2011

2.
We note your disclosure in the summary and business sections that in exchange for the company’s services it may receive ownership interests in the portfolio partner companies. Please explain this arrangement in more detail. Please discuss whether the company expects to receive a controlling interest in such portfolio companies and whether there could be a change in control of the registrant as a result of such transactions.

Response:  The Company has removed disclosure related to portfolio partner companies as it has decided not to pursue this line of business.

3.
We were unable to access the materials that you submitted in response to comment four in our letter dated December 23, 2010. Please resend highlighted copies of such materials, including data cited from the 2010 Internet Retailer Top 500 guide, and confirm that such materials are derived from publically available sources.

Response:  A copy of these materials are being sent supplementally.  The Company confirms that these materials are derived from publicly available sources.

Prospectus Summary

Company Overview, page 1

4.
Please reconcile your disclosure here and on page 25 that you have acquired eight consulting clients with your disclosure on page 22 that as of March 24, 2011, you were servicing three clients under monthly subscription agreements and your response to our prior comment 37 that you have secured seven subscription based clients under contracts.

Response:  The Company has reconciled its disclosure throughout the document to ensure consistency and has further updated its disclosure through its most recently completed fiscal quarter.

5.
We note your revised disclosure in this section regarding your targeted business market in response to comment seven in our letter dated December 23, 2010, Please revise your disclosure elsewhere, such as the business section, to explain the SMB market in greater detail, including what types of companies you characterize as “small and medium size” business markets. Please also expand your disclosure to discuss what you mean by “incubation” services, as previously requested.

Response:  The Company has revised its disclosure to explain the SMB market in greater detail.  As previously noted, the Company has removed all disclosure related to portfolio partner companies, including any discussion of incubation services.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
June 21, 2011

Rick Factors, page 5

Our Success is Dependent on Our Ability to Retain and Retract Key Personnel, page 8

6.	In the business section, please discuss in greater detail the incentive-based independent contractor arrangements you plan to enter into.

Response:   The Company has clarified its disclosure to note that independent contractors are paid on a cash basis as revenues are earned.  As such, the references to incentive-based compensation have been removed.

Should our stock become quoted….page 10

7.
We note your revisions to this risk factor in response to comment 22 in our letter dated December 23, 2010; however, your disclosure elsewhere in the prospectus continues to reference securities “traded” on the OTCBB. Please review and revise accordingly.

Response: The Company has revised the prospectus to reference securities as “quoted” on the OTCBB.

Description of Business

Overview

8.
Refer to your revised discussion of e-commerce sales trends in this section. Ensure that your third party materials also includes highlighted portions of the Commerce Department’s report and expand your disclosure in this section to explain why you are in a position to take advantage of this trend, in light of your current developmental company status.

Response:  The Company has revised its disclosure to explain why it is in a position to take advantage of the trends in the e-commerce market.

Our Services

Professional Services, page 21

9.
We reissue comment 27 in our letter dated December 23, 2010. Please discuss your payment arrangements in greater detail. Please also describe all material terms of your agreements with clients for the consulting work in which you have engaged.

Response:  The Company revised its disclosure to include additional detail as to payment arrangements and the material terms of agreements with current clients.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
June 21, 2011

Our Strategy, page 23

10.	In light of your current capital constraints, please revise this section to discuss how you plan to implement your growth strategy in the next 12 months.

Response:  The Company has revised this section to discuss how it plans to implement its growth strategy.

11.	Please discuss the joint venture arrangements in greater detail.

Response:  The Company does not have any joint venture agreements.  In addition, the Company has clarified this section to state its strategy to pursue acquisitions and has removed references to joint ventures.

 Intellectual Property

 Perpetual Licensing Agreement, page 23

12.	Please file your licensing agreement as material agreement with your next amendment. Please also discuss the key performance metrics generated by your client analyses in greater detail.

Response:  The Company has filed the Licensing Agreement as a material exhibit with the Amendment.  The Company has included disclosure to discuss the key performance metrics in greater detail as well.

Employees, page 25

13.
Please reissue comment 35 in our letter dated December 23, 2010. Your disclosure that you may hire “additional personnel to assist with certain operations germaine [sic] to a public company” provides little insight on your planned hiring strategy. Please expand your disclosure in this section as previously requested to explain what type of personnel you anticipate hiring, consistent with your disclosure in the risk factors section.

Response:  The Company has revised its disclosure to specify that it will retain accounting and legal professionals as needed on a contract basis to handle those reporting and other regulatory requirements associated with operating a public company.

Market for Common Equity and Related Stockholder Matters

Recent Sales of Unregistered Securities, page 26

14.
We note your response to our prior comment 36 and reissue the comment. Please reconcile your disclosure here that 2,688,000 shares were issued for $50,000 and 272,000 were issued in consideration of services rendered with your disclosure on page F-9 that 2,964,000 shares were issued in return for capital commitments totaling $50,000. In addition, please tell us how you accounted for any shares issued for services, citing the authoritative literature upon which you relied.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
June 21, 2011

Response:  Please note that the Company did not issue any common stock for services.  All original share issuances were for founder shares and either were instrumental in developing our business plan and/or invested initial capital.    The Company has adjusted the wording and the number of such shares under this section.

Notes to Financial Statements, page F-6

Note 4. Income Taxes, page F-8

15.
We note your response to our prior comment 38. Please provide us with your analysis of both positive and negative evidence used to determine whether it is more likely than not that the net deferred tax asset will be realized. In Your response, tell as the weight you gave to the potential effect of negative and positive evidence. In addition, in light of your operating losses to date, tell us what consideration you gave to the guidance in paragraphs 16 through 25 of ASC 740-10-30, specifically the guidance that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years” and “a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.”

Response:  The Company has evaluated both the negative evidence and positive evidence in supporting its conclusion that the deferred tax asset is appropriate.  From a negative perspective, the Company’s operating losses, since inception have totaled approximately $39,000.   The Company notes that the history of operating losses are not that long.   Furthermore, included in that number are the operating setup up costs and non-recurring legal, accounting and support services associated with the corporate setup and the filing of the Registration Statement.

Some further positive factors that should be considered in a determination that the Company will utilize the NOL include; from inception through the date of this response letter, no formal marketing campaigns have been released.   Even without this, the Company has experienced growth in its client base, and, in June 2011 closed on a twelve month contract which provides for 5,000 a month in revenue.  The Company plans to commence marketing efforts in the 4th quarter of the fiscal year which should further increase the acquisition of new clients.   In addition, the NOL carryforward period is 20 years, which is a significant positive attribute to the utilization of our NOL.

With the facts that; (i) the Company does not anticipate any major fixed costs during the next 12 months, and (ii) the expense associated with delivery services are variable, that model produces a positive operating gross margin.   Based upon all these factors, the Company expects full utilization of the currently reported deferred asset.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
June 21, 2011

Management’s Discussion and Analysis of Financial Condition….page 29

Results of Operations, page 31

16.	Please revise to include a discussion of your results of operations from inception (December 4, 2009) through September 30, 2010.

Response:  A discussion of the results of operations from inception through September 30, 2010 is included in the Amendment.

Liquidity and Capital Resources, page 31

17.
We note that you believe your current cash is sufficient to sustain your operations over the next twelve months. Please revise discuss the company’s specific cash requirements for next 12 months to continue its operations.

Response:  The Company estimates the total general & administrative expenses for the next twelve months to equal approximately $50,000.   Such amounts include approximately:   $25,000 legal, $20,000 auditors/accounting/bookkeeping, assistance with Registration Statement, compliance and public reporting, $4,000 financial printing and $1,000 miscellaneous (transfer agent, telephone, internet,  web hosting and support).

Should the gross margin from operations not cover the fixed costs, as was done in March 2011, the major shareholders/directors will, according to the Company, provide additional paid in capital to the Company.  Furthermore, where applicable and to keep the cash disbursements lower, the Company may issue shares for certain legal and other accounting, public compliance and reporting services.    As of March 31, 2011, the Company has $21,294 in cash and $5,600 in receivables.     Furthermore, during June 2011 the Company closed on a 12 month professional services contract that carries a $5,000 a month fee.   The Company has not started any marketing campaigns and expect to during the 4th quarter of the current fiscal year.  The Company believes these efforts should generate additional revenue to cover costs.

18.
We note your discussion of the impact that compliance with reporting company requirements under the Exchange Act will have on your liquidity on a going forward basis in the Risk Factors section on page 6. Please revise to discuss your estimated expenses for such compliance and tell us how you determined such amounts.

Response:  The requested disclosure has been included in the amendment.  The Company expects these costs to approximate at least $50,000 per year, consisting of $25,000 in legal ($5,000 per 10Q and $10,000 for the 10K, $20,000 in audit ($2,000 for each 10Q and $10,000 for the 10K)  and $5,000 for financial printing and transfer agent fees. The Company determined these amounts based upon estimates provided from their service providers.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
June 21, 2011

Certain Relationships and Related Transactions, page 34

19.
We reissue comment 45 in our letter dated December 23, 2010. Please refer to Item 404(c) of Regulation S-K and Rule 405 of Regulation C for the definition of promoter and revise to provide disclosure regarding your promoters as previously requested. Please also state the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the registrant and the nature and amount of any services or other consideration therefore received or to be received by the registrant.

Response:   The Company has included the disclosure required under Items 404(c) of Regulation S-K in the Amendment.

On behalf of CWS, please be advised that CWS has endeavored to respond fully to each of the staff’s comments.  We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner.  Further, CWS acknowledges in a separate letter of even date herewith that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (949) 679-9560.  Thank you in advance for your courtesy and cooperation.

Very truly yours, INDEGLIA | CARNEY

By:	/s/ Gregory R. Carney
Gregory R. Carney

GRC:jm
cc:	Craig Samuels